UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility

     Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4

/      /  Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

(Print or Type Responses)
1.  Name and Address of Reporting Person*
Donahue                       Thomas                  R.
(Last)                        (First)                 (Middle)
c/o Federated Investors, Inc.
Federated Investors Tower
(Street)
Pittsburgh                    PA                      15222-3779
(City)                        (State)                 (Zip)

2.  Issuer Name and Ticker or Trading Symbol
      Federated Investors, Inc.                FII

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Statement for Month/Day/Year
      April 15, 2003

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer
(Check all applicable)
___X_____ Director                        ________ 10% Owner
___X_____ Officer (give title below)      ________ Other (specify below)

      Vice President, Chief Financial Officer, Treasurer

7.  Individual or Joint/Group Reporting (Check Applicable Limit)
__X____  Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person



 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1. Title of     2. Transaction    3. Transaction   4.  Securities Acquired      5. Amount of       6. Ownership    7.  Nature of
   Security        Date              Code              (A) or Disposed of (D)      Securities         Form: Direct     Indirect
   (Instr. 3)      (Mon/day/year)    (Instr. 8)        (Instr. 3, 4, and 5)        Beneficially       (D) or           Beneficial
                                                                                   Owned at End       Indirect (I)     Ownership
                                                                                   of Month           (Instr. 4)       (Instr. 4)
                                                                                   (Instr. 3 and 4)
                                     Code    V         Amount  (A) or  Price
                                                               (D)


Class B Common      4/15/2003         S                60,000   D      $27.875      541,030 (1)        D
   Stock

Class B Common                                                                      1,429              I             By Spouse
   Stock

Class B Common                                                                      272,120            I             By
   Stock                                                                                                             J. Christopher
                                                                                                                     Donahue as
                                                                                                                     custodian
                                                                                                                     for minor
                                                                                                                     children

Class B Common      4/15/2003         S                20,000   D      $27.875      845,550            I             By Maxfund
   Stock                                                                                                             Partners, L.P.

Class B Common      4/15/2003         S               120,000   D      $27.875      648,249            I              By Daniel
   Stock                                                                                                              McGrogan as
                                                                                                                      custodian
                                                                                                                      for minor
                                                                                                                      children


     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

     * If the form is filed by more than one reporting person, see Instruction 4(b)(v).


FORM 4 (continued)
  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)



1.  Title of          2.  Conversion     3. Transaction     4.  Transaction   5.  Number of          6.  Date
Derivative Security       or Exercise       Date                Code              Derivative             Exercisable and
(Instr. 3)                Price of          (Month/Day/Year)    (Instr. 8)        Securities             Expiration Date
                          Derivative                                              Acquired (A) or        (Month/Day/Year)
                          Security                                                Disposed of (D)
                                                                                  (Instr. 3, 4,
                                                                                  and 5)

                                                                Code     V        (A)      (D)           Date         Expiration
                                                                                                         Exercisable    Date



7.  Title and Amount of     8.  Price of    9.  Number of               10.  Ownership           11.  Nature of
    Underlying Securities       Derivative      derivative Securities        Form of                  Indirect Beneficial
    (Instr. 3 and 4)            Security        Beneficially Owned at        Derivative               Ownership
                                (Instr. 5)      End of Month (Instr. 4)      Security:  Direct        (Instr. 4)
                                                                            (D) or indirect (I)
                                                                            (Instr. 4)
Title        Amount or
             Number of
             Shares


Explanation of Responses:

(1) Includes 72 shares of Federated Investor's Inc.'s Class B Common Stock held in Federated's Profit Sharing/401(k) Plan.

     **Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ Kary A. Moore (Attorney in Fact)           April 17, 2003
**Signature of Reporting Person                Date